UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10 (Registration No. 333-234652) of Liminal BioSciences Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	Share Purchase Agreement, dated November 3, 2019, by and between Liminal BioSciences Inc. and Gamma Biosciences GP LLC.

99.2	Material Change Report, dated November 13, 2019.

99.3	New release, dated November 4, 2019.

99.4	New release, dated November 11, 2019.

99.5	First Amendment to the Consolidated Loan Agreement between Structured Alpha LP, Liminal Biosciences Inc., Prometic BioTherapeutics Inc., Liminal R&D Biosciences Inc., Prometic Bioproduction Inc., NantPro Biosciences, LLC, Prometic Plasma Resources Inc., Liminal Biosciences Holdings Limited, Liminal Biosciences Limited, Prometic Biotherapeutics Ltd, Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., dated as of November 11, 2019.

99.6	Material Change Report, dated November 15, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: November 15, 2019	By:	/s/ Kenneth Galbraith
Name Kenneth Galbraith
Title: Chief Executive Officer